SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2008

HEAD N.V.

Rokin 55
1012 KK Amsterdam
The Netherlands
+31 20 625 1291

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes: ❑      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes: ❑      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑      No:  ☒

Enclosures:	Press Release
Consolidated Financial Statements for the year ended December 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.

Date: February 28, 2008	By:	/s/ JOHAN ELIASCH

Name: Johan Eliasch
Title: Chief Executive Officer

INDEX

Exhibit 99.1	Press Release

Exhibit 99.2	HEAD N.V. Consolidated Financial Statements for the year ended December 31, 2007